Free Writing Prospectus Dated March 16, 2009
Registration Statement No. 333-155418
Filed Pursuant to Rule 433 of the Securities Act of 1933
FINAL TERM SHEET

Issuer:	Progress Energy, Inc.

Format:	SEC Registered

Trade Date:	March 16, 2009

Settlement Date:	March 19, 2009

Designation:	6.05% Senior Notes due 2014

Expected Ratings:	Baa2 (Moody’s); BBB (S&P); BBB (Fitch)

Principal Amount:	$300,000,000

Date of Maturity:	March 15, 2014

Interest Rate:	6.05%

Interest Payment Dates:	Payable semiannually on March 15 and September 15 of each year, commencing September 15, 2009.

Public Offering Price:	99.725% of the principal amount thereof.

Benchmark Treasury:	1.875% UST due on February 28, 2014

Benchmark Treasury Yield:	1.915%

Spread to Benchmark Treasury:	420 basis points

Re-offer Yield:	6.115%

Redemption Terms:	Redeemable prior to maturity, at any time in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 50 basis points (as defined and described in further detail in the Prospectus Supplement).

Designation:	7.05% Senior Notes due 2019

Expected Ratings:	Baa2 (Moody’s); BBB (S&P); BBB (Fitch)

Principal Amount:	$450,000,000

Date of Maturity:	March 15, 2019

Interest Rate:	7.05%

Interest Payment Dates:	Payable semiannually on March 15 and September 15 of each year, commencing September 15, 2009.

Public Offering Price:	99.591% of the principal amount thereof.

Benchmark Treasury:	2.750% UST due on February 15, 2019

Benchmark Treasury Yield:	2.958%

Spread to Benchmark Treasury:	415 basis points

Re-offer Yield:	7.108%

Redemption Terms:	Redeemable prior to maturity, at any time in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 50 basis points (as defined and described in further detail in the Prospectus Supplement).

Joint Book-Running Managers:	Wachovia Capital Markets, LLC Banc of America Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Greenwich Capital Markets, Inc. Barclays Capital Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-800-326-5897, or Banc of America Securities LLC at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.